EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following description of our common stock and certain provisions of Delaware law and our certificate of incorporation and bylaws (as amended, restated, amended and restated, supplemented or otherwise modified from time to time) does not purport to be complete and is in all respects subject to, and are qualified in their entirety by reference to, all of the provisions of our certificate of incorporation and bylaws and Delaware law.
For purposes of this summary, (i) the term “Company” refers only to FTAI Infrastructure Inc., a Delaware corporation, and not to any of its subsidiaries and (ii) the terms “our”, “us”, and “we” refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.
Authorized Capital Stock
Our authorized capital stock consists of:
•2,000,000,000 shares of common stock, par value $0.01 per share (the “common stock”); and
•200,000,000 shares of preferred stock, par value $0.01 per share.
As of March 13, 2026, 118,163,555 outstanding shares of common stock and 160,000 shares of the Company’s Series B Convertible Junior Preferred Stock (the “Series B Convertible Junior Preferred Stock”) were issued and outstanding. All the outstanding common stock and Series B Convertible Junior Preferred Stock are fully paid and non-assessable.
Common Stock
No holder of common stock is entitled to preemptive, preferential or similar rights or redemption or conversion rights. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. Unless a different majority is required by law or by our certificate of incorporation and bylaws, resolutions to be approved by holders of common stock require approval by a simple majority of votes cast at a meeting at which a quorum is present.
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of shares, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our certificate of incorporation and bylaws does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors.
Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our Series B Convertible Junior Preferred Stock prior to distribution.
Preferred Stock
Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:
•restricting dividends in respect of our common stock;
•diluting the voting power of our common stock or providing that holders of shares of preferred stock have the right to vote on matters as a class;
•impairing the liquidation rights of our common stock; or
•delaying or preventing a change of control of us.

Description of Series B Convertible Junior Preferred Stock
As of March 13, 2026, there were 160,000 issued and outstanding shares of Series B Convertible Junior Preferred Stock. The Series B Convertible Junior Preferred Stock is not registered under Section 12 of the Exchange Act.
The Series B Convertible Junior Preferred Stock ranks senior to the Company’s common stock and all other junior equity securities of the Company, and junior to the Company’s existing or future indebtedness and other liabilities (including trade payables) of the Company with respect to payment of dividends, distribution of assets and all other liquidation, winding up, dissolution, dividend and redemption rights.
We expect to pay quarterly compounding, regular dividends on the Series B Convertible Junior Preferred Stock equal to 10.0% per annum if paid-in-kind and 9.0% per annum if paid in cash, subject to increase in accordance with the terms of the Series B Convertible Junior Preferred Stock.
The Series B Convertible Junior Preferred Stock is not mandatorily redeemable at the option of the holders of the Series B Convertible Junior Preferred Stock except upon the occurrence of a change of control. Additionally, the Company has the right to redeem the Series B Convertible Junior Preferred Stock, at any time and from time to time, at a price per share equal to (i) if within the first two years of issuance, (a) an amount in cash that, taken together with any cash dividends paid to the redemption date, would equal 120% of the initial liquidation preference plus (b) 43.75 warrants and (ii) thereafter, 102% of the then-applicable liquidation value. Each warrant would be exercisable for one share of common stock at an exercise price of $8.18.
Each share of Series B Convertible Junior Preferred Stock is convertible by the holder thereof at any time, subject to certain limitations described below, into a number of shares of common stock equal to (i) the then-applicable liquidation value divided by (ii) the conversion price, initially set at $8.18 per share of common stock and subject to certain customary anti-dilution adjustments. Should the cumulative number of shares of common stock delivered upon conversion of the Series B Convertible Junior Preferred Stock (or exercise of any warrants issued as part of an optional redemption of Series B Convertible Junior Preferred Stock) exceed 22,237,370 shares, all further conversion and exercise consideration will be payable in cash in lieu of shares, calculated based on the volume-weighted average price per share of common stock on the trading day immediately preceding the conversion date, unless the Company obtains shareholder approval to issue such consideration in shares of common stock. Furthermore, no holder of Series B Convertible Junior Preferred Stock (or any warrants issued as part of an optional redemption of Series B Convertible Junior Preferred Stock) may convert any share of Series B Convertible Junior Preferred Stock (or exercise any warrant) into shares of common stock if and to the extent that such conversion or exercise would result in such holder beneficially owning in excess of 19.99% of the total number of shares of common stock issued and outstanding immediately following such conversion, determined in accordance with Rule 13d-3 under the Exchange Act.
The certificate of designations for the Series B Convertible Junior Preferred Stock also contains negative covenants limiting how the Company and certain subsidiaries can act. These covenants, among other things, limit the Company and certain subsidiaries’ ability to (i) incur indebtedness, (ii) issue equity interests of the Company ranking pari passu with, or senior in priority to, the Series B Convertible Junior Preferred Stock, (iii) pay dividends or make other distributions and (iv) consummate a change of control without concurrently redeeming the shares of Series B Convertible Junior Preferred Stock.
Investors’ Rights Agreement
In connection with the issuance of the Series B Convertible Junior Preferred Stock, the Company entered into an investor rights agreement (the “Series B Investor Rights Agreement”) with certain holders of the Series B Convertible Junior Preferred Stock. The Series B Investor Rights Agreement sets forth the holders’ right to receive certain quarterly and annual financial and other information of the Company. The Series B Investor Rights Agreement also sets forth registration rights in favor of the holders, restrictions on transfer of shares of Series B Convertible Junior Preferred Stock by the holders and certain holders’ right to designate one individual to serve on the Company’s Board of Directors.
Warrants
The Company has outstanding (i) Series I Warrants entitling the holders thereof to purchase 3,342,566 shares of common stock, at an initial exercise price equal to $10.00 per share (as adjusted in accordance with the Amended and Restated Warrant Agreement, dated as of February 26, 2025, between the Company and Equiniti Trust Company, LLC (the “Warrant Agreement”)), exercisable until the Expiration Time (as defined below); and (ii) Series I-A Warrants entitling the holders thereof to purchase 550,000 shares of common stock, at an exercise price equal to $10.00 per share (as adjusted in accordance with the Warrant Agreement), exercisable until the Expiration Time. Such number of shares of common stock purchasable pursuant to the Warrants (the “Warrant Shares”) may be adjusted from time to time to account for stock splits, dividends and similar items and, in the case of the Series I Warrants, for below-market issuances of common equity. The Warrants will expire (the “Expiration Time”) upon the earlier of August 1, 2030 or a sale of the Company.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
The following is a summary of certain provisions of our certificate of incorporation and bylaws that may function to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.
Delaware Business Combination Statute-Section 203
We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law (the “DGCL”), as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.
Ownership Restrictions for Corporation Securities
Our certificate of incorporation imposes certain restrictions on the transferability and ownership of our common stock, preferred stock, and other interests treated as our “stock” (such stock and other interests, the “Corporation Securities,” such restrictions on transferability and ownership, the “Ownership Restrictions”) by holders who are, or who would become as a result of such transfer, direct or indirect holders of more than 4.8% of our Corporation Securities. Such restrictions are in place in order to preserve our net operating loss carryovers within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Any acquisition of Corporation Securities that results in a stockholder being in violation of these restrictions may not be valid. Subject to certain exceptions (including with respect to Initial Substantial Shareholders, as defined in our certificate of incorporation), the Ownership Restrictions restrict (i) any person or entity (including certain groups of persons) from directly or indirectly acquiring 4.8% or more of the outstanding Corporation Securities and (ii) the ability of any person or entity (including certain groups of persons) already owning, directly or indirectly, 4.8% or more of the Corporation Securities to increase their proportionate interest in, or to sell, the Corporation Securities. Any transferee receiving Corporation Securities that would result in a violation of the Ownership Restrictions will not be recognized as an FTAI Infrastructure shareholder or entitled to any rights of shareholders, including, without limitation, the right to vote and receive dividends or distributions, whether liquidating or otherwise, in each case, with respect to the Corporation Securities causing the violation.
The Ownership Restrictions will remain in effect until the earlier of (i) the date on which Section 382 of the Code is repealed, amended, or modified in such a way as to render the restrictions imposed by Section 382 of the Code no longer applicable to us or (ii) a determination by the board of directors that (1) an ownership change would not result in a substantial limitation on our ability to use our available net operating loss carryforwards and other tax attributes; (2) no significant value attributable to our available net operating loss carryforwards and other tax attributes would be preserved by continuing the transfer restrictions; or (3) it is not in our best interests to continue the Ownership Restrictions. The Ownership Restrictions may also be waived by the board of directors on a case by case basis.
Other Provisions of Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws provide that our board shall consist of not fewer than three and not more than nine directors as the board of directors may from time to time determine. Each class of directors are elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, are generally required to effect a change in a majority of our board of directors.

The classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest.
In addition, our certificate of incorporation and bylaws provide that a director may be removed, only for cause, and only by the affirmative vote of at least 80% of the then issued and outstanding shares of common stock entitled to vote in the election of directors.
In addition, our board of directors has the power to appoint a person as a director to fill a vacancy on our board occurring as a result of the death, removal or resignation of a director, or as a result of an increase in the size of our board of directors.
Pursuant to our certificate of incorporation and bylaws, preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties without limitation. Our certificate of incorporation and bylaws do not provide our stockholders with the ability to call a special meeting of the stockholders.
Ability of Our Stockholders to Act
Our certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings. Special meetings of stockholders may be called by the chairman of our board of directors, if there be one, the chief executive officer, if there be one, or a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.
Our certificate of incorporation and bylaws also prohibit our stockholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.
Our certificate of incorporation and bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by certain stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.
Forum Selection Clause
Our bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. Our bylaws also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Corporate Opportunity
Under our certificate of incorporation, to the extent permitted by law:
•Fortress Investment Group LLC, funds managed by Fortress Investment Group LLC, certain other Fortress related persons and their respective affiliates (the “Fortress Parties”) and Ares Management LLC and its affiliates or managed funds and their affiliates (the “Ares Parties”) have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;
•if the Fortress Parties or the Ares Parties, or any of each of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, each has no duty to offer such corporate opportunity to us, our stockholders or affiliates;
•we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and
•in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties or the Ares Parties, acquire knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Fortress Parties or the Ares Parties pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.
The Company’s Transfer Agent
The registrar and transfer agent for our common stock is Equiniti Trust Company LLC, 48 Wall Street, Floor 23, New York, New York 10005.
Listing
Our common stock is listed on Nasdaq under the symbol “FIP.”